UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 001-35109

Qihoo 360 Technology Co. Ltd.

3/F, Building #2, 6 Jiuxianqiao Road

Chaoyang District, Beijing 100015

People’s Republic of China

(86-10) 5878-1000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qihoo 360 Technology Co. Ltd.

By:	/s/ Alex Zuoli Xu
Name: Alex Zuoli Xu
Title: Co-Chief Financial Officer

Date: July 30, 2014

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Qihoo 360 First Quarter 2014 Unaudited Financial Results, Second Quarter 2014 Selected Operating Information and Recent Developments